                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                               SUCCESSORIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    864591102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Marshall E. Eisenberg, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                             Chicago, Illinois 60602
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.12d-1(f) or 240.13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 9 Pages


CUSIP NO. 864591102                    13D                    Page 2 of 9 Pages



---------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller Family Limited Partnership #1
---------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) /X/
                                                                                                     (b) / /
---------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
             WC
---------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /

---------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN
            Delaware
---------------------------------------------------------------------------------------------------------------
 NUMBER OF         7   SOLE VOTING POWER
  SHARES                2,424,733
BENEFICIALLY    -----------------------------------------------------------------------------------------------
OWNED BY EACH      8   SHARED VOTING POWER
REPORTING              0
PERSON WITH     -----------------------------------------------------------------------------------------------
                   9   SOLE DISPOSITIVE VOTING POWER
                       2,424,733
                -----------------------------------------------------------------------------------------------
                  10   SHARED DISPOSITIVE VOTING POWER
                       0
---------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,424,733
---------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

---------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          24.8% (See Item 5)
---------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102                    13D                    Page 3 of 9 Pages

---------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller, not individually but solely as trustee of the Jack
          Miller Trust Dated January 18, 1984
---------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) /X/
                                                                                                     (b) / /
---------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
---------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /

---------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN

          United States
---------------------------------------------------------------------------------------------------------------
 NUMBER OF         7   SOLE VOTING POWER
  SHARES               16,436
BENEFICIALLY    -----------------------------------------------------------------------------------------------
OWNED BY EACH      8   SHARED VOTING POWER
REPORTING              0
PERSON WITH     -----------------------------------------------------------------------------------------------
                   9   SOLE DISPOSITIVE VOTING POWER
                       16,436
                -----------------------------------------------------------------------------------------------
                  10   SHARED DISPOSITIVE VOTING POWER
                       0
---------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,436
---------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*       / /

---------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.2% (See Item 5)
---------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          00
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102                    13D                    Page 4 of 9 Pages


---------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller
---------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) /X/
                                                                                                     (b) / /
---------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
---------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           / /

---------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN
          United States
---------------------------------------------------------------------------------------------------------------
 NUMBER OF            7   SOLE VOTING POWER
  SHARES                  6,500
BENEFICIALLY
OWNED BY EACH    -----------------------------------------------------------------------------------------------
REPORTING             8   SHARED VOTING POWER
PERSON WITH               5,331
                 -----------------------------------------------------------------------------------------------
                      9   SOLE DISPOSITIVE VOTING POWER
                          6,500
                -----------------------------------------------------------------------------------------------
                     10   SHARED DISPOSITIVE VOTING POWER
                          5,331
---------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,831
---------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                        /X/
          See Item 5
---------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.1% (See Item 5)
---------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------------------------------------------

CUSIP NO. 864591102                    13D                    Page 5 of 9 Pages

ITEM 1. SECURITY AND ISSUER.

Title of Class of Securities:     common stock, par value $.01 per share (the "Common Stock")

Name and Address of Issuer:       Successories, Inc. (the "Issuer")
                                  2520 Diehl Road
                                  Aurora, Illinois 60504

ITEM 2. IDENTITY AND BACKGROUND.

          This Amendment No. 4 to Schedule 13D is being filed by each of the persons described below (each, a "Reporting Person") to reflect its beneficial ownership of shares of Common Stock after the completion of the Rights Offering described below. Due to the nature of their relationship to one another, the Reporting Persons may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) under the Securities Exchange Act of 1934, as amended (the "Act"). The number of shares of Common Stock reported as beneficially owned herein includes shares of Series A Convertible Preferred Stock of the Issuer, par value $.01 per share (the "Series A Preferred Stock"), and Series B Convertible Preferred Stock of the Issuer, par value $.01 per share (the "Series B Preferred Stock), which shares may be converted at any time, at the option of the holder, into shares of Common Stock.

          JACK MILLER FAMILY LIMITED PARTNERSHIP #1 (THE "LIMITED PARTNERSHIP"). The Limited Partnership is a Delaware limited partnership, the principal business of which is to hold, own, transfer or otherwise deal with the shares of Series A Preferred Stock, shares of Series B Preferred Stock, and any other investment interests owned or that may be owned by the Limited Partnership (including, but not limited to, exercising any and all management or other voting rights with respect to such investments) and any and all revenues, sales proceeds, and other receipts therefrom, and to conduct any other business or businesses as are permitted to be conducted by a limited partnership under the Delaware Revised Uniform Limited Partnership Act. The business address of the Limited Partnership is 475 Half Day Road, Suite 100, Lincolnshire, Illinois 60069.

          JACK MILLER, NOT INDIVIDUALLY BUT SOLELY AS TRUSTEE OF THE JACK MILLER TRUST DATED JANUARY 18, 1984 (THE "TRUST"). The Trust, which is organized under the laws of the State of Illinois, serves as the sole general partner of the Limited Partnership. The business address of the Trust is 475 Half Day Road, Suite 100, Lincolnshire, Illinois 60069.

          JACK MILLER ("MR. MILLER"). Mr. Miller, a United States citizen, is the sole trustee of the Trust. Mr. Miller serves as the Chairman of the Board of Directors of the Issuer, a corporation which designs, manufactures and markets motivational and self-improvement products, and as a consultant to Quill Corporation, an office products supplier. Mr. Miller's business address is 475 Half Day Road, Suite 100, Lincolnshire, Illinois 60069.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          BACKGROUND OF RIGHTS OFFERING: On October 6, 2000, the Issuer completed a rights offering pursuant to which each holder of shares of Common Stock or Preferred Stock of the Issuer as of August 4, 2000 received one right (a "Right") for each share of Common Stock or Common Stock equivalent owned (the "Rights Offering"). Each Right entitled the owner thereof to purchase 0.3061 shares of

CUSIP NO. 864591102                    13D                    Page 6 of 9 Pages

Common Stock for $2.00 per share. The Rights Offering contemplated the issuance of a minimum of 1,500,000 and a maximum of 2,500,000 shares of Common Stock and provided that if any holders of Common Stock or Preferred Stock did not exercise their Rights, then such unexercised Rights would be offered, on a pro rata basis, to stockholders who exercised their Rights. The Limited Partnership advised the Issuer that it intended (although was not obligated) to purchase any shares that were unsubscribed for in the Rights Offering up to the minimum number of shares offered. The Issuer subsequently advised the Reporting Persons that after they exercised their pro rata Rights to purchase shares in the first round of the Rights Offering, they would not be allowed to purchase any remaining unsubscribed shares in an amount in excess of 19.99% of the Common Stock outstanding before the Rights Offering.

          SOURCE AND AMOUNT OF FUNDS USED: Prior to the Rights Offering, the Limited Partnership owned an aggregate of 782,334 shares of Common Stock and Common Stock equivalents, thereby entitling the Limited Partnership to exercise 782,334 Rights in the first round of the Rights Offering. The Limited Partnership exercised all of its first round Rights and further exercised Rights in respect of unsubscribed shares, purchasing an aggregate of 1,642,399 shares of Common Stock in the Rights Offering for an aggregate purchase price of $3,284,798. The source of funds for the Limited Partnership's purchase of Common Stock was a capital contribution by one of the partners of the Limited Partnership.

          Prior to the Rights Offering, the Trust owned 12,584 shares of Common Stock, entitling it to exercise 12,584 Rights in the first round of the Rights Offering. The Trust exercised all of its first round Rights and purchased an aggregate of 3,852 shares of Common Stock in the Rights Offering for an aggregate purchase price of $7,704. The Trust used trust assets to purchase the shares of Common Stock.

          Prior to the Rights Offering, Mr. Miller's wife, Ms. Goldie Wolfe, owned 4,082 shares of Common Stock, entitling her to exercise 4,082 Rights in the first round of the Rights Offering. Ms. Wolfe exercised all of her first round Rights and purchased an aggregate of 1,249 shares of Common Stock in the Rights Offering for an aggregate purchase price of $2,498. Ms. Wolfe used personal funds to purchase the shares of Common Stock.

          Each of the Reporting Persons received stock certificates evidencing the shares of Common Stock purchased in the Rights Offering on October 11, 2000.

ITEM 4. PURPOSE OF TRANSACTION.

          The Reporting Persons acquired the shares of Common Stock in the Rights Offering for investment purposes. The Reporting Persons have no present intention to purchase any additional shares of Common Stock; however, depending on market conditions and other relevant factors, they may purchase additional shares of Common Stock on such terms and at such times as they consider desirable. The Reporting Persons may determine to continue to hold the shares of Common Stock purchased in the Rights Offering or may determine to dispose of all or a portion of such shares.

          In view of (i) the aggregate number of shares of Common Stock or Common Stock equivalents beneficially owned by the Reporting Persons after the Rights Offering, (ii) Mr. Miller's position as Chairman of the Board of the Issuer, and (iii) the Limited Partnership's right, as a holder of Series A and Series B Preferred Stock, to designate three (3) nominees for election to the Issuer's Board of Directors (as further described in Item 6 below), the Reporting Persons may be deemed to control the Issuer.

          Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 864591102                    13D                    Page 7 of 9 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

 (a)    Aggregate Number/Percentage of Common Stock Beneficially Owned:

          the Limited Partnership:           2,424,733 shares/24.8%
          the Trust:                            16,436 shares/ 0.2%
          Mr. Miller:                           11,831 shares/ 0.1%

          The ownership percentages set forth above are based upon 9,059,663 shares of Common Stock issued and outstanding on October 6, 2000, upon completion of the Rights Offering.

          The 2,424,733 shares of Common Stock reported as beneficially owned by the Limited Partnership includes 412,371 shares of Series A Preferred Stock, which currently are convertible into 412,371 shares of Common Stock, and 50,000 shares of Series B Preferred Stock, which currently are convertible into 317,460 shares of Common Stock. Of the 11,831 shares of Common Stock reported as beneficially owned by Mr. Miller, 6,500 represent shares of Common Stock which may be acquired pursuant to stock options which are immediately exercisable.

          The aggregate number of shares of Common Stock reported as beneficially owned by Mr. Miller does not include shares owned by various trusts for the benefit of members of Mr. Miller's family, as to which Mr. Miller disclaims beneficial ownership. Specifically, (i) the Harvey L. Miller Trust Dated January 21, 1983, a trust for the benefit of Mr. Miller's brother and members of his brother's family, owns 97,180 shares of Common Stock and 50,000 shares of Series B Preferred Stock which currently are convertible into 317,460 shares of Common Stock, (ii) the Judith N. Bernstein 1994 Trust, a trust for the benefit of Mr. Miller's daughter and members of her family, owns 21,769 shares of Common Stock, and (iii) the Sharon A. Ring 1994 Trust, a trust for the benefit of Mr. Miller's daughter and members of her family, owns 21,769 shares of Common Stock. Mr. Miller's beneficial ownership of Common Stock also does not include shares which are owned by certain of Mr. Miller's business associates and/or trusts for their benefit and for the benefit of their families, as to which Mr. Miller disclaims beneficial ownership. Specifically, (i) the Howard I. Bernstein Declaration of Trust Dated April 28, 1987 owns 38,901 shares of Common Stock and 82,474 shares of Series A Preferred Stock which currently are convertible into 82,474 shares of Common Stock, and (ii) Eric Achepohl owns 3,895 shares of Common Stock and 8,247 shares of Series A Preferred Stock which currently are convertible into 8,247 shares of Common Stock.

          (b) Each Reporting Person has sole voting and dispositive power with respect to all of the shares reported as beneficially owned by it or him, except that Mr. Miller shares voting and dispositive power with respect to 5,331 shares of Common Stock with his wife, Goldie Wolfe. Ms. Wolfe, a United States citizen, is a commercial real estate broker for Insignia/ESG. Her business address is 311 South Wacker Drive, Suite 400, Chicago, Illinois 60606. During the last five years, Ms. Wolfe has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

          (c) Other than the purchases of Common Stock described in Item 3 hereof, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

         (d)      None.

         (e)      Not applicable.

CUSIP NO. 864591102                    13D                    Page 8 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the Limited Partnership's purchase of Series A Preferred Stock, the Limited Partnership and the other holders of Series A Preferred Stock entered into a Registration Rights Agreement with the Issuer dated May 28, 1999, which provides the holders of Series A Preferred Stock with certain rights to require the Issuer to register for sale the shares of Common Stock issuable to such holders (i) upon conversion of the Series A Preferred Stock, or (ii) as dividends in respect of the Series A Preferred Stock (and, upon conversion, in respect of the Common Stock). The Registration Rights Agreement also provides that, as long as any shares of the Series A Preferred Stock remain outstanding, the Issuer shall use its best efforts to nominate to the Board of Directors of the Issuer one (1) person designated by the majority of the outstanding Series A Preferred Stock, and the Issuer agrees to take all actions necessary and use all reasonable endeavors to ensure such designee's election to the Board. Mr. Miller has served as the designee of the holders of the Series A Preferred Stock since May 28, 1999.

          In connection with the Limited Partnership's purchase of Series B Preferred Stock, the Registration Rights Agreement was amended on October 18, 1999 to (i) grant to the holders of the Series B Preferred Stock all of the same rights and privileges previously granted to the holders of the Series A Preferred Stock, and (ii) obligate the Issuer to use its best efforts to elect to the Issuer's Board of Directors a total of three (3) persons nominated by a majority of the holders of the Series A and Series B Preferred Stock, voting together as a separate class. Mr. Miller has continued to serve as a designee of the holders of the Series A and Series B Preferred Stock and such holders have not yet designated their other two (2) nominees for election to the Board of Directors of the Issuer. In addition, in connection with the Issuer's sale of Series B Preferred Stock (i) several persons resigned from the Issuer's Board of Directors, (ii) the Issuer agreed to reduce the size of its Board of Directors to seven (7) members, and (iii) Jack Miller was elected as Chairman of the Board of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          A. Agreement to File Amendment to Schedule 13D pursuant to Rule 13d-1(k) promulgated under the Act (previously filed as Exhibit A to Amendment No. 2 to Schedule 13D (filed on July 31, 2000) and incorporated herein by reference).

CUSIP NO. 864591102                    13D                    Page 9 of 9 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 13, 2000

                    JACK MILLER FAMILY LIMITED PARTNERSHIP #1

                    By: Jack Miller Trust Dated January 18, 1984, its general partner


                    By:   /s/ Jack Miller
                          ---------------------------------------
                          Jack Miller, not individually but solely as trustee of the general partner



                    /s/ Jack Miller
                    ---------------------------------------------
                    Jack Miller, not individually
                    but solely as trustee of
                    the Jack Miller Trust Dated
                    January 18, 1984



                    /s/ Jack Miller
                    ---------------------------------------------
                                               Jack Miller